STATEMENT OF FINANCIAL CONDITION

KBC Securities USA, Inc.
December 31, 2016
With Report of Independent Registered Public Accounting Firm

KBC Securities USA, Inc.

Statement of Financial Condition

Year Ended December 31, 2016

Contents

Facing Page Oath or Affirmation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBC SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>ROSALBA RAGUSA</u>   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>KBC SECURITIES USA, INC.</u>   , as
of <u>DECEMBER 31</u>   , 20 <u>16</u>   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



DIANE M. GRIMMIG
NOTARY PUBLIC-STATE OF NEW YORK
No. 02GR6342974
Qualified In Nassau County
My Commission Expires 05-31-2020

<u>_____</u>
Signature

<u>CHIEF FINANCIAL OFFICER</u>
Title



Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of KBC Securities USA, Inc.

We have audited the accompanying statement of financial condition of KBC Securities USA, Inc., (the "Company"), a wholly owned subsidiary of KBC Bank NV, as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBC Securities USA, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ EISNERAMPER LLP



New York, New York
February 21, 2017


KBC Securities USA, Inc.

Statement of Financial Condition

December 31, 2016
(In Thousands, Except per Share Data)


Assets

Cash	$	1,679
Cash segregated in compliance with federal regulations		1,500
Receivables from Affiliates		64
Underwriting fee receivable		30
Other assets		33
Total current assets	$	3,306

Liabilities and stockholder's equity

Payable to Affiliates	$	65
Other liabilities and accrued expenses		147
Total liabilities		212
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized, issued and outstanding		
Retained earnings		3,094
Total stockholder's equity		3,094
Total liabilities and stockholder's equity	$	3,306

See accompanying notes.

KBC Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2016

1. Organization

KBC Securities USA, Inc. (the "Company"), a Delaware corporation, was formed on December 8, 1998. On October 1, 2015 KBC Bank NV became the sole stockholder of the Company, (the "Parent"). KBC Group NV is the ultimate Parent Company of KBC Bank NV.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Introducing Broker Dealer which acts as a chaperoning broker-dealer on an agency basis Pursuant to Rule 15a-6 with its foreign affiliate. The Company is in compliance with Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6"). The Company engages in "all-or-none" bond economics offerings, and equity private placement as a co-manager (in name only), and acts as a selling agent for equity securities underwriting.

2. Significant Accounting Policies

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

In accordance with industry practice, customer transactions are recorded on a settlement date basis, while the related commission and agency revenues and expenses are recorded on a trade date basis.

The Company provides for income taxes in accordance with FASB ASC No. 740, *Income Taxes* ("ASC No. 740"). The Company records deferred income taxes using a liability approach for financial accounting and reporting, which results in the recognition of deferred tax assets and liabilities to the extent such assets and liabilities arise. Deferred tax assets are only recognized to the extent that it is more likely than not that the Company will realize the tax benefit in future years.

2. Significant Accounting Policies (continued)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

ASC No. 740 clarifies the accounting for uncertainty in income taxes, by prescribing a recognition threshold and measurement attribute a tax position is required to meet before being recognized in the Statement of Financial Condition. ASC No. 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company accounts for interest and penalties as a component of income tax expense.

The Company follows FASB ASC No. 450, *Contingencies* which recognizes the contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

The Company translates its foreign currency denominated assets and liabilities at the current exchange rate at the Statement of Financial Condition date.

Transactions that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange at the transaction date.

3. Cash

The Company reflects cash on deposit held at a bank in the amount of $1,678,791 which is reflected on the Statement of Financial Condition as Cash. The Company maintains a segregated account at a bank in the amount of $1,500,059 pursuant to Rule 15c3-3.

4. Fair Value Measurements

At December 31, 2016, the carrying value of the Company's cash (level 1), underwriting fee receivable, receivable from affiliates, and payable to affiliates (level 2), approximate their fair values due to the nature of their short term maturities and negligible credit risk.

5. Revenue Recognition

The Company participates in all-or-none underwritings, which are offerings of a security in which the entire issue must be sold or the offering is void. With this arrangement the lead underwriter has the ability to cancel the offering if the entire issue is not sold. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined and collection is reasonably assured. These fees are non-recurring in nature. At December 31, 2016, the Company reported $29,700 as underwriting fee receivables in its Statement of Financial Condition.

Commissions earned for acting as a chaperoning broker dealer for its affiliate are recorded on a trade date basis as securities transactions occur.

6. Related-Party Transactions

The Company acts as a chaperoning broker dealer for KBC Securities NV, a foreign affiliate of the Company, ("KBCS") in certain transactions with customers, pursuant to Rule 15a-6 and earns commission. The Company and KBCS provide to each other certain support and other services for which they compensate each other pursuant to service agreements. At December 31, 2016, the Company reported $63,941 and $9,076 as Receivables from and Payable to Affiliates respectively relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with KBCS, which governs the allocation of expenses between the Company and KBCS with respect to the global system infrastructure operated and maintained by KBCS which is used by the Company. At December 31, 2016, the Company reported $13,003 as Payable to Affiliates relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with KBC Bank NV, a Belgian company, acting through its New York Branch ("KBCNY"), which governs the allocation of expenses between the Company and KBCNY with respect to the shared resources such as rent for office space and costs of shared personnel and equipment. In addition, KBCNY pays all of the Company's own direct expenses, with the exception of payroll, on behalf of the Company and is reimbursed by the Company. At December 31, 2016, the Company reported $43,200 as Payable to Affiliates. Any such balance is payable on demand and is paid in the normal course of business.

The accompanying Statement of Financial Condition is not necessarily indicative of the Company's financial condition had the Company been operated as an unaffiliated entity.

7. Net Capital and Other Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2016, the Company's net capital was $2,818,583, which exceeds the minimum requirement by $2,568,583.

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as a chaperoning broker dealer for KBCS, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof. Although the Company maintains approximately $1,500,059 as Cash segregated in compliance with Rule 15c3-3 of the SEC, the computation as of December 31, 2016 did not reflect a requirement.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is required to compute a 15c3-3 calculation pursuant to SEC Rule 15c3-3; however based on discussion with the SEC it has been deemed appropriate to file an exemption report based on SEC FAQ6 and SEC release No. 34-70073.

8. Defined Contribution Plan

KBC Financial Holding, Inc. ("KBCFP"), the former parent of the Company was dissolved on September 30, 2015. KBCFP's 401(k) forfeiture account remained open until all excess funds in the account were paid to the vested employees who left the firm. During this time eligible participants of its subsidiaries were permitted, within limitations imposed by tax law, to make pretax contributions to the plan. The contributions to the plan were based on employee contributions and compensation.

9. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes.

9. Income Taxes (continued)

The net deferred tax assets at December 31, 2016 which are reflected in Other assets consist of:

	Deferred Tax Assets		Valuation Allowance		Net Deferred Tax Assets	
		(In Thousands)				
Federal	$	9,515	$	(9,515)	$	—
State and local		2,566		(2,566)		—
Total	$	12,081	$	(12,081)	$	—

The Company's deferred tax assets at December 31, 2016 result primarily from federal, state, and local net operating losses and accrued deferred bonus expenses. As of December 31, 2016, the Company has net operating loss carryforwards that expire between 2028 through 2034 which amount to $27,185,789, $39,734,745, and $7,254,616 for federal, state, and local tax purposes, respectively.

The Company maintains a full valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are likely to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.

As of December 31, 2016, the Company has state and local taxes payable of $4,554 which are calculated based on the Company's capital. These amounts are included in Other liabilities and accrued expenses.